09040266

[illegible] OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Radez, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1111
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Vogel (312) 420 4296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)

SEC Mail Processing Section
MAR [illegible] 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Radez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Radez, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

"OFFICIAL SEAL"
GABRIELA ACOSTA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/20/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Essex Radez, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Essex Radez, L.L.C. (the Company) as of December 31, 2008 and the related statements of income and changes in Members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Radez, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Steger

Chicago, Illinois
February 24, 2009

ESSEX RADEZ, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 45,462
Receivable from brokers/dealers	2,957,478
Other receivables	116,780
Securities owned, at market value	1,210,500
Office equipment	51,306
Exchange memberships, owned at cost	200,000
Total assets	$ 4,581,526

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 261,237
Securities sold, not yet purchased, at market value	1,017,879
Note payable	648,000
Total liabilities	1,927,116
Members' capital	2,654,410
Total liabilities & members' capital	$ 4,581,526

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Essex Radez, L.L.C. (The "Company") was organized under the Illinois Limited Liability Company Act on November 1, 2002. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board of Options Exchange since 2003. The predecessor of the Company was a member of the CBOE since 1977. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and is a clearing member of the Exchange. The company is engaged in the trading of stock and options on organized exchanges in the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income. In the normal course of business, the Company enters into transactions in exchange-traded equities.. The equities are valued at market with the resulting unrealized gains and losses reflected currently in income.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

The Company has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position No. FIN 48-3. The Company's management believes that its potential tax liabilities are immaterial. Therefore, the provisions of Interpretation 48 need not be applied.

ESSEX RADEZ, L.L.C.
NOTES TO FINANCIAL STATEMENTS

Basis of Accounting

The Company's financial statements are presented using the accrual method of accounting. Revenues are recognized when all services are completed. Expenses are recognized as incurred.

Cash and Cash Equivalents

The Company defines its cash and cash equivalents to include only cash on hand, demand deposits and investments with original maturities of three months or less, with essentially no market risk.

Exchange Membership

The Company's Exchange membership, which represents ownership interest in the exchange and provide the Company with the right to conduct business on the exchange, is recorded at cost.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital of $2,000,409, which was $1,000,409 in excess of its required capital.

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$1,210,500	$1,017,879

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at two commercial banks. Cash in these accounts at times exceeded $100,000. The Federal Deposit Insurance Corporation (FDIC) secures the bank accounts up to $100,000. The Company manages this risk by monitoring the balances in the accounts.

NOTE 5. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease was five year lease ending December 31, 2010. Rent expense for the year ended December 31, 2008, was approximately was $28,159. Minimum future payments under non-cancelable operating leases having remaining terms in excess of one year as of January 1, 2009, for each of the next three years and in the aggregate are:

Fiscal Year	Amount
2009	29,008
2010	29,871
Total minimum future rental payment	$ 58,879

NOTE 6. PRINCIPAL TRANSACTIONS REVENUES

During 2008 the Company's principal transaction revenues consisted of equity trading activities and a share of trading income from an agreement. Total transaction revenue for 2008 was $4,466,688.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 8. FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instrument with concentration of credit risk. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities. The trading conducted is in the normal course of the Company's operation on an exchange.

NOTE 9. NOTES PAYABLE

Notes payable consist of the following at December 31, 2008:
8,000,000 bank line of credit, guaranteed by the members, bearing interest at the LIBOR overnight rate with interest payable monthly. The note is secured by substantially all the assets of the Company.

Total	$648,000
Less current portion	(648,000)
Long-term portion	$ -0-

NOTE 10. CASH FLOW INFORMATION

Interest payments during the year were as follows:

Interest	$ 29,424

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2008

CONTENTS